UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-33795

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Bank’s 401(k) Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME FEDERAL BANCORP, INC.
500 12th Avenue South
Nampa, Idaho  83651

REQUIRED INFORMATION

The following financial statements and supplemental schedule for Home Federal Bank’s 401(k) Plan are being filed herewith:

Page

Independent Auditor’s Report	1

Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3
Notes to the Financial Statements	4
Supplemental Schedule: Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14
Schedule H, Line 4j - Schedule of Reportable Transactions	15
Exhibits:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	16

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Home Federal Bank’s 401(k) Plan

/s/Eric S. Nadeau
Eric S. Nadeau
Trustee

Date: June 18, 2010

HOME FEDERAL BANK
401(K) PLAN

INDEPENDENT AUDITOR’S REPORT
AND FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS

Statement of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-13

SUPPLEMENTAL INFORMATION

Schedule H, line 4i - Schedule of assets (held at end of year)	14
Schedule H, line 4j - Schedule of reportable transactions	15

[MOSS ADAMS LLP LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Home Federal Bank’s 401(K) Plan
Nampa, Idaho

We have audited the accompanying statements of net assets available for benefits of Home Federal Bank’s 401(K) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Federal Bank’s 401(K) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Spokane, Washington
June 18, 2010

1

HOME FEDERAL BANK’S 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

INVESTMENTS, AT FAIR VALUE
Pooled separate accounts	$ 3,608,927	$ 2,391,822
Mutual funds	741,021	-
Benefit-responsive insurance investment contract	-	323,680
Common stock	2,981,898	2,540,976
Participant loans	125,202	93,437

Total investments	7,457,048	5,349,915

Contributions receivable	122,742	90,730

Cash	-	52,593

Net assets available for benefits at fair value	7,579,790	5,493,238

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	-	(17,558)

NET ASSETS AVAILABLE FOR BENEFITS	$ 7,579,790	$ 5,475,680

2	See accompanying notes.

HOME FEDERAL BANK 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2009	2008

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$ 84,348	$ 9,424
Net appreciation (depreciation) of fair value of investments	1,209,786	(699,419)

	1,294,134	(689,995)

Contributions:
Participants	674,598	576,064
Employer matching	321,207	215,197
Rollovers	722,489	265,993

	1,718,294	1,057,254

Total additions	3,012,428	367,259

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	894,410	763,773
Administrative expenses	13,908	8,067

Total deductions	908,318	771,840

NET INCREASE (DECREASE)	2,104,110	(404,581)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,475,680	5,880,261

End of year	$ 7,579,790	$ 5,475,680

See accompanying notes.	3

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies

Basis of accounting:
The accompanying financial statements have been prepared under the accrual method of accounting.

Valuation of investments:
Home Federal Bank 401(K) Plan (the Plan) adopted the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosure, effective January 1, 2008. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of ASC 820, the Plan classified its investments as of December 31, 2009 and 2008, based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 5). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value:

Shares of registered investment company funds are valued using the net asset value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

4

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies (Continued)

Valuation of investments (continued):
Units held in pooled separate accounts are valued using the NAV of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a pooled separate account is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the unit value for a collective investment fund is classified within Level 2 of the valuation hierarchy.

Participant loans are not actively traded and significant other observable inputs are not available. Participant loans are stated at amortized cost which approximates fair value and are classified within Level 3 of the valuation hierarchy. Loans are secured by each respective participant’s account balance.

Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Common and preferred stock are generally classified within Level 1 of the valuation hierarchy.

Benefit-responsive investment contracts with insurance companies are not actively traded and significant other observable inputs are not available. Thus, the fair value of the benefit-responsive insurance investment contract is determined by discounting the related cash flows based on current yields of similar instruments with comparable durations.

As described in ASC 962, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive insurance investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. ASC 962 requires the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive insurance investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for Plan benefits consists of both realized and unrealized gains and losses on those investments.  Purchases and sales of securities are recorded on a trade date basis and dividends are recorded on the ex-dividend date.

Payment of benefits:
Benefits are recorded when paid.

5

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies (Continued)

Income tax status:
The Plan intends to submit for a letter of determination from the Internal Revenue Service regarding the tax-qualified status of the Plan and the related tax exempt status of the accompanying trust. The Company believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for Plan benefits during the reporting period.  Actual results could differ from those estimates.

Financial Accounting Standards Board (FASB) codification:
On July 1, 2009, the FASB Accounting Standards Codification became the single authoritative source for nongovernmental accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification supersedes all previous authoritative GAAP applicable to the Plan and is effective for interim and annual periods ended after September 15, 2009.

Note 2 - Plan Description

General:
The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code.  The Plan covers substantially all employees of Home Federal Bank (Bank), a wholly owned subsidiary of Home Federal Bancorp, Inc. (Bancorp).  The Plan is subject to federal laws, such as the Employee Retirement Income Security Act (ERISA), the Internal Revenue Code, and other applicable federal and state laws.  The provisions of the Plan are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service (IRS) or Department of Labor (DOL).

The Plan was amended and restated effective January 1, 2009. Significant modifications occurred throughout the Plan as a result of the restatement. The following description of the Plan has been updated to reflect these changes.

6

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (Continued)

Eligibility:
Eligible employees may participate in the Plan once the service requirements described below are met.

(1)	To make elective deferrals: Employees are eligible to enter the Plan as a participant for the purpose of making elective deferrals upon completing one hour of service.

(2)	To receive matching contributions: Employees are eligible to enter the Plan as a participant for the purpose of receiving matching contributions upon completing one hour of service.

To make elective deferrals: After the eligibility requirements are satisfied, an employee may enter the Plan as a participant on the January 1st, April 1st, July 1st, or October 1st that coincides with or next follows the date on which the employee satisfied those requirements.

To receive matching contributions: After the eligibility requirements are satisfied, an employee may enter the Plan as a participant on the January 1st, April 1st, July 1st, or October 1st that coincides with or next follows the date on which the employee satisfied those requirements.

Contributions:
Participants in this Plan may elect to reduce their compensation by a specific percentage or dollar amount up to 100% of pre-tax annual compensation, and have that amount contributed to the Plan on a pre-tax basis as a salary deferral, subject to IRS limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also elect to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of pooled separate accounts, mutual funds, and Bancorp common stock.

Matching contributions are made as a percentage of the amount of salary deferred by employees.  Additional discretionary contributions can also be made to the Plan.  Both types of contributions are made at the discretion of the Board of Directors.  The Bank elected to make matching contributions equal to 50% of the first 10% of compensation that a participant contributed to the Plan during 2009 and 2008.  The Bank’s contributions equaled $321,207 and $215,197 during the years ended December 31, 2009 and 2008, respectively.  No additional employer discretionary contributions were made during 2009 and 2008.

7

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (Continued)

Vesting:
Participants are immediately vested in their voluntary contributions, any rollover contributions, as well as any income or loss thereon.

The vested percentage in a participant’s account attributable to employer matching and discretionary contributions is determined under the following schedule and is based on years of service.  A participant will always be 100% vested if employed on or after normal retirement age, death, or disability.

Vesting Schedule
Employer Contributions

Years of Service	Percentage
1	0%
2	0%
3	100%

Participant’s accounts:
Each participant’s account is credited with the participant’s contribution and the allocation of the Bank’s contributions, Plan earnings, and charged with an allocation of administrative expenses.  Earnings allocations are based on participant investment balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Forfeitures:
If a participant is not vested in their account balance when they leave, the nonvested portion of their account balance will be forfeited on the earlier of:

a)	the distribution of their entire vested account balance, or

b)	five consecutive one-year breaks in service

Forfeitures of matching and discretionary contributions are reallocated as employer contributions.  In 2009 and 2008, employer contributions were reduced by $12,546 and $2,115, respectively from forfeited nonvested accounts.  In addition, balances of $9,777 and $-0- as of December 31, 2009 and 2008, respectively, were available to reduce future employer contributions. If a participant is employed on or after their normal retirement age, death, or disability, they will be 100% vested.

Participant loans:
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The number of outstanding loans shall be limited to two per participant. Effective January 1, 2009, the maximum loan term is five years. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.75% with various maturities through 2019.  Principal and interest is paid ratably through monthly payroll deductions.

8

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (Continued)

Payment of benefits:
On termination of employment due to retirement, death, or disability, a participant or his/her heirs may elect to receive an amount equal to the value of the participant’s account balance in a lump-sum amount.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  There were no distributions requested but not yet remitted as of December 31, 2009 and 2008, respectively.

Plan termination:
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would first be utilized to pay any outstanding fees to the Plan. Any remaining funds would be allocated to the participants.

Administrative expenses:
Certain administrative expenses of the Plan are paid directly by the Bank.

Note 3 - Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008.

2009
Pooled Separate Accounts:
Principal Global Investors Money Market	$ 1,065,186
Principal Global Lifetime 2030	391,619

Common Stock:
Home Federal Bancorp, Inc.	2,981,898

9

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (Continued)

2008
Pooled Separate Accounts:
ING VP Money Market	$ 671,556
American Balanced	307,099

Benefit-Responsive Insurance Investment Contract:
ING Fixed*	306,122

Common Stock:
Home Federal Bancorp, Inc.	2,540,976

* Contract value has been presented for the insurance investment contract as it is the relevant measurement for financial statement purposes.

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Pooled separate accounts	$ 469,645	$ (909,626)
Mutual funds	124,738	-
Common stock	615,403	210,207

NET APPRECIATION (DEPRECIATION) OF
FAIR VALUE OF INVESTMENTS	$ 1,209,786	$ (699,419)

Note 4 - Parties in Interest

Certain Plan investments are shares in the Bancorp’s common stock.  These transactions represent investments in the Bancorp and, therefore, qualify as parties in interest.

Certain Plan investments are shares of pooled separate accounts managed by Principal Financial Group.  Principal Financial Group is the Trustee as defined by the Plan and, therefore, these transactions qualify as party in interest transactions.

The Plan also has participant loans, which qualify as party in interest transactions.

10

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 - Fair Value Investment

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$313,275	$-	$-	$313,275
Income funds	65,268	-	-	65,268
Growth funds	362,478	-	-	362,478

Total mutual funds	741,021	-	-	741,021

Pooled separate accounts:
Fixed income funds	-	1,065,186	-	1,065,186
Index funds	-	466,153	-	466,153
Growth funds	-	490,180	-	490,180
Balanced funds	-	1,587,408	-	1,587,408

Total pooled separate
accounts	-	3,608,927	-	3,608,927

Common stocks:
Financial	2,981,898	-	-	2,981,898

Participant loans	-	-	125,202	125,202

TOTAL ASSETS AT
FAIR VALUE	$3,722,919	$3,608,927	$125,202	$7,457,048

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Home Federal Bancorp stock	$2,540,976	$-	$-	$2,540,976
Pooled separate accounts	-	2,391,822	-	2,391,822
Benefit-responsive insurance
investment contracts	-	-	323,680	323,680
Participant loans	-	-	93,437	93,437

	$2,540,976	$2,391,822	$417,117	$5,349,915

11

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 - Fair Value Investment (Continued)

The following table discloses the summary of changes in the fair value of the Plan’s Level 3 investment assets:

	Loans to Participants	Benefit- Responsive Insurance Investment	Total

Balance, beginning of year	$ 93,437	$ 323,680	$ 417,117
Realized gains	-	-	-
Unrealized gains	-	-	-
Purchases, settlements, and dispositions	31,765	(336,917)	(305,152)
Interest	-	13,237	13,237
Transfers in/out of Level 3	-	-	-

Balance, end of year	$ 125,202	$ -	$ 125,202

Note 6 - Investment Contract with Insurance Company

As of December 31, 2008, the Plan was entered into a benefit-responsive insurance investment contract with ING Life Insurance and Annuity Company (ING), its former administrator.  Effective March 2009, the Company changed its Plan administrator from ING to Principal Financial Group.  ING maintained the contributions in a general account.  The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract was included in the statement of net assets available for benefits as of December 31, 2008, at fair value as determined using the market approach based on market prices of similar contracts.  The adjustment from fair value to contract value for the insurance investment contract was based on the contract value as reported to the Plan by ING.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants ordinarily directed the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the insurance investment contract at December 31, 2008, was $323,680.  The average yield and crediting interest rate for 2008 was 3.80%.  The crediting interest rate was based on a formula agreed upon with the issuer, but could not be less than 3.45% for 2008.  Such interest rates were reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would have limited the Plan’s ability to transact at contract value with ING.

12

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 7 - Reconciliation of the Financial Statements to Form 5500

The 2009 and 2008 Forms 5500 have certain items of assets, income, and expenses that differ from the amounts shown on the accompanying statements of net assets available for benefits and changes in net assets available for benefits.  The following is a reconciliation of amounts per the financial statements to the Form 5500 as of or for the year ended:

	December 31,
	2009	2008

Investments, at fair value, per the financial statements	$ 7,457,048	$ 5,349,915
Add: Difference between fair value and contract value
of insurance investment contract	-	(17,558)

INVESTMENTS AT CONTRACT VALUE
PER FORM 5500	$ 7,457,048	$ 5,332,357

Net change in assets available for benefits per the
financial statements	$ 2,104,110	$ (404,581)
Contributions receivable, prior year	-	-
Contributions receivable, current year	-	31,052
Miscellaneous	-	2,319

NET CHANGE IN NET ASSETS AVAILABLE
FOR BENEFITS PER FORM 5500	$ 2,104,110	$ (371,210)

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

13

Supplemental Schedule

HOME FEDERAL BANK 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan’s Sponsor EIN:   82-0127850
Plan Number:               002

		(c) Description, Including Maturity Date	December 31, 2009
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value

	Mutual funds:
	Fidelity ADV Intermediate Bond	29,284 units	**	$ 313,273
	A CENT EQTY Inc R	9,965 units	**	65,268
	AM FDS Europacific GRTH	7,285 units	**	274,497
	Fidelity ADV Small Cap	1,883 units	**	40,303
	Franklin Small Cap Value	1,363 units	**	47,680

	Total mutual funds			741,021

	Pooled separate accounts:
*	Principal Global Money Market	23,659 units	**	1,065,186
*	Principal Global Lifetime 2010	6,904 units	**	90,321
*	Principal Global Lifetime 2020	6,552 units	**	87,946
*	Principal Global Lifetime 2030	29,575 units	**	391,619
*	Principal Global Lifetime 2040	11,207 units	**	143,759
*	Principal Global Lifetime 2050	4,156 units	**	52,675
*	Principal Lifetm STR Inc	964 units	**	12,432
	MIDCA Value I SEP Acct	4,583 units	**	130,892
*	Principal Global SMCAP Stk Index	8,145 units	**	155,113
*	Principal Global MIDCAP Stk Index	4,445 units	**	84,600
	Columbus Large Co Growth	10,038 units	**	201,742
	Columbus Medium Co Growth	8,697 units	**	145,787
*	Principal Global LGCAP Stk Index	5,430 units	**	226,440
*	Principal Global U.S. Property	31 units	**	11,760
*	Principal Management Lifetime 2015	24,574 units	**	222,621
*	Principal Management Lifetime 2025	19,221 units	**	169,852
*	Principal Management Lifetime 2035	36,094 units	**	314,287
*	Principal Management Lifetime 2045	11,226 units	**	96,844
*	Principal Management Lifetime 2055	588 units	**	5,051

	Total pooled separate accounts			3,608,927

	Common stock:
*	Home Federal Bancorp, Inc.	224,056 shares	**	2,981,898

*	Participant loans	4.25% - 9.75%		125,202

				$ 7,457,048

* - A party in interest, as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.

14

HOME FEDERAL BANK 401(K) PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

Plan’s Sponsor EIN:   82-0127850
Plan Number:               002

December 31, 2009
(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expenses Incurred with Transactions	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Loss

	American Funds Am Balanced R3	$ -	$ 277,493	$ -	$ -	$ -	$ -	$ -
*	ING Fixed	-	321,547	-	-	-	-	-
*	ING Money Market	-	661,674	-	-	-	-	-
*	Principal Money Market	1,093,358	-	-	-	1,093,358	1,093,358	-
*	Principal Lifetime 2030	277,493	-	-	-	277,493	277,493	-

15